January 15, 2013

VIA EDGAR

Mr. Edward Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                                ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Bartz:

This letter responds to comments provided to Jay Stamper on or about January 14, 2013, for Post-Effective Amendment No. 117 filed on or about November 27, 2012, to the Registration Statement on Form N-1A for ING Equity Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus

1.                        Comment:                           With respect to Footnote 3 to the Annual Fund Operating Expenses Table, the Staff requested confirmation that the obligation discussed will be included as an exhibit in the Fund’s Registration Statement.

Response:                             The Registrant confirms that the obligation discussed in Footnote 3 will be included as an exhibit to the Fund’s Registration Statement.

2.                        Comment:                           The Staff noted that the Registrant has included the market capitalization range for the Russell 1000® Value Index in its definition of a “large” company.  The Staff commented that the low end of the range, $670.9 million, is too low for a “large” company as the Staff believes that the low end for a large company is approximately $10 billion and therefore the Staff requested that the Registrant revise the disclosure.

Response:                             The Registrant appreciates the Staff’s comment but the Registrant believes it is reasonable for investment advisers to have different definitions of large companies. Further, guidance from the Staff to Rule 35d-1 under the Investment Company Act of 1940, dated February 25, 1994, provides in part that in developing definitions for terms such as “Small,” “Medium,” and “Large” capitalization companies:

“The Staff believes that registrants, in developing such a definition should consider all pertinent references including, for example, industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications.”

In keeping with the Staff’s guidance above, for example, the Russell 1000® Value Index as of June 29, 2012 had a market capitalization range between $670.9 million to $400.1 billion.  Based upon the above-referenced Staff guidance as well as this index range, the Registrant believes that the disclosure regarding the Fund’s market capitalization is appropriate.

3.                        Comment:                           The Staff requested further disclosure to the “Tax Information” paragraph clarifying that tax deferred distributions may be subject to tax at a later date.

Response:                         The Registrant appreciates the comment but the language is not required by Form N-1A.

*  *  *  *  *  *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

January 15, 2013

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                                ING Equity Trust

(File Nos. 333-56881; 811-8817)

Dear Mr. Bartz:

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP